MARCH 18, 2011

BY: EDGAR CORRESPONDENCE FILING AND FAX 1-202-772-9220

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention:	Terence O’Brien
Accounting Branch Chief

Dear Mr. O’Brien:
Re:Valcent Products Inc. (the “Company”) March 31, 2010 audited financial statements

See below response to your February 3, 2011 letter.

1.
In an amendment to your fiscal year 2010 Form 20-F, please revise your disclosure regarding the dismissal of Smythe Ratcliffe LLP, Chartered Accountants to provide the information required by Item 16(F)(a)(1)(v) of Form 20-F

Please see below the form of letter we propose to file as an exhibit to our amended Form 20-F for the year ended March 31, 2010.  Such letter is in the process of being obtained from our former auditors, Smythe Ratcliffe LLP.

<<Date>>

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
U.S.A.

Ladies and Gentlemen:

We have read the statements made by Valcent Products Inc. in its annual report on Form 20-F for the fiscal year ended March 31, 2010 in response to Item 16F of Form 20-F, and we agree with the statements regarding our Firm therein.

Very truly yours,

(signature)
Smythe Ratcliffe

2.
In an amendment to your fiscal year 2010 Form 20-F, please include cumulative data for shareholders’ equity, operations and cash flow since your inception. Based on your fiscal year 2003 Form 20-F, it appears that your inception date is January 19, 1996. Please refer to ASC 915 (SFAS 7) for guidance. In addition, please ensure that you include auditor’s reports that specifically reference and opine on the cumulative data.

The basic financial statements are prepared in accordance with Canadian GAAP which does not require Inception to Date (“ITD”) columns.  Additionally since this is only an Item 17 reconciliation the disclosures in ASC 915 (SFAS 7) are not required to be provided in the US GAAP reconciliation note. This is specifically addressed in Corp Fin Financial Reporting Manual section 6510.12. as to the following:

“The disclosures required by SFAS 7 for development stage companies are not required for Item 17 filers.  These disclosures are required for Item 18 filers.”

3.
We note that you have restated the US GAAP loss for fiscal 2009, in addition to the total assets, total liabilities and total shareholders’ equity as of March 31, 2009. Please provide us with a more comprehensive explanation for the error identified. Specifically, please quantify the components (i.e. line items) of the $2,910,223 restatement to net loss for the convertible debt accounting for US GAAP purposes, including a detailed explanation as to how you determined the amounts for each line item. As part of your response, please ensure that you provide us with a detailed explanation for the change in each of the reconciling items from net loss under Canadian GAAP for fiscal year 2009 to net loss under US GAAP for fiscal year 2009 from your 2009 20-F to your 2010 20-F. Please also provide us with a detailed explanation of how the $2,910,223 error relates to your line items in the consolidated statements of operations and deficit prepared in accordance with Canadian GAAP for fiscal year 2009, including quantifying each line item.

The reconciliation of the loss between Canadian GAAP and US GAAP as originally presented and as restated for the year ended March 31, 2009 is summarized as follows: (all amounts are expressed in Canadian dollars)

	As originally presented	As restated	Difference
Net loss per Canadian GAAP	$17,855,490	17,855,490	-
Add (Deduct):
Interest and accretion expense	2,338,048	(1,362,976)	(3,701,024)
Debt issue costs	94,568	94,568	-
Gain / Loss on settlement of debt	(1,962,970)	(885,292)	1,077,678
Foreign exchange	(324,995)	(611,872)	(286,877)

Net loss per US GAAP	$18,000,141	$15,089,918	$2,910,223

However, upon further review of the line reconciliation, the Company has determined that the reconciling amounts in respect of the restatement should have been presented as follows:

	As originally presented	As restated	Difference *
Net loss per Canadian GAAP	$17,855,490	17,855,490	-
Add (Deduct):
Interest and accretion expense	2,338,048	(1,127,256)	(3,465,304)
Debt issue costs	94,568	94,568	-
Gain / Loss on settlement of debt	(1,962,970)	(1,097,494)	865,476
Foreign exchange	(324,995)	(635,390)	(310,395)

Net loss per US GAAP	$18,000,141	$15,089,918	$2,910,223

*
Given that the cumulative restatement to net loss as a result of the error correction remains unchanged and our review indicates that there is simply line allocation errors in the restatement, the Company proposes to address this presentation in its 2011 20-F filing.

Error regarding extinguishment of US 2,168,000 convertible notes

During the year ended March 31, 2009, the Company settled numerous debts with its creditors including convertible promissory notes having a principal balance of $US 2,168,000 issued in July 2008 (“July 2008 notes”). However, subsequent to filing its financial statements for the year ended March 31, 2009 ,the Company identified an accounting error in respect of its accounting for the extinguishment of July 2008 Notes by determining that the debt extinguishment criteria of ASC 860 (formerly FAS 140) were not met. Specifically, the Company recorded a debt extinguishment on March 27, 2009 based on agreements with the holders to reacquire the outstanding July 2008 notes in exchange for shares and “new” promissory notes. However, the shares were issued and delivered and the debt was settled on May 8, 2009, a significant period of time subsequent to recording the debt extinguishment; the criteria for debt de-recognition was also determined not to have been met because the notes held by the creditors subsequent to undertaking the settlement agreements were simply the old notes with modified terms and principal balances reduced to the extent of the fair value of the shares received.

Because the substantive portion of the error correction relates to the amount of beneficial conversion feature recognized in US GAAP for which there is no equivalent standard in Canadian GAAP, there no adjustments to the line items in the Canadian GAAP financial statements related to this matter.

Interest, accretion and financing

On the original date of issuance in July 2008, the Company recorded a significant beneficial conversion feature (“BCF”) in respect of these notes primarily because they issued with detachable warrants and in conjunction with accounting model of EITF 00-27, the Company calculated an effective conversion price based on the relative fair value allocation of proceeds to each of the debt and the warrants. The Company calculated a beneficial conversion feature (“BCF”) associated with these notes in the amount of $US 2,148,000 which it commenced amortizing over the term of the debt. On March 27, 2009, on recording the transaction to extinguish the debt, the Company amortized the remaining discount associated with these notes resulting in an accretion charge of $US 2,148,000 for the year ended March 31, 2009. However, in conjunction with performing its review of the prior accounting for the July 2008 notes, it determined that the BCF should have been recorded in the amount of $US2,429,365 which, when amortized on the effective yield basis would have resulted in an amortization charge of $US 218,034 for the year ended March 31, 2009.

Upon recording the debt extinguishment transaction on March 27, 2009, given that the intention of the Company at the time was to issue shares as partial consideration to the debt holders in exchange for retiring their respective notes but had, in fact, yet to issue these shares (issued on May 8, 2009 as noted above), the Company recorded an amount of $US 1,041,133 as shares to be issued. Further, this amount of shares to be issued was recorded as a charge to financing fees.

Therefore, the interest, accretion and financing error is summarized as:

	$US	$CDN

BCF accretion recorded on correction of the financial statements	218,034	245,420
BCF accretion originally recorded on the notes under the presumption the July 2008 notes were extinguished	(2,148,000)	(2,417,789)
Reversal of the amount recorded as shares to be issued on recording the debt extinguishment	(1,041,133)	(1,292,935)

Net change in Interest, accretion and financing charge from the 2009 20-F to the Net loss per US GAAP as per the 2010 20-F	(2,971,099)	(3,465,304)

This reconciliation and error correction is reflected in the financial statements for the year ended March 31, 2009 as follows:

Interest and accretion expense:

Balance per Canadian GAAP	Net reconciliation to US GAAP, as originally stated	Balance per US GAAP, as originally stated	Restatement as a result of the error correction	Balance per US GAAP, as restated

$3,217,226	$2,338,048	$5,555,274	$(3,465,304)	$2,089,970

Gain on settlement of debts

In respect of the debt extinguishment of the July 2008 notes, the Company recorded a gain on settlement of debt of $US 768,889 ($CDN 865,476) which was required to be reversed on the correction of the error in recording a debt extinguishment of the July 2008 notes.

This reconciliation and error correction is reflected in the financial statements for the year ended March 31, 2009 as follows:

Loss (gain) on settlement of debts:

Balance per Canadian GAAP	Net reconciliation to US GAAP, as originally stated	Balance per US GAAP, as originally stated	Restatement as a result of the error correction	Balance per US GAAP, as restated

$885,292	$(1,962,970)	$(1,077,678)	$865,476	$(212,202)

Foreign exchange gain

By virtue of translating the journal entry to reflect the entry to correct the March 31, 2009 financial statements from its functional currency to its reporting currency, the foreign exchange adjustment resulting amounted to a gain of $310,395.

This reconciliation and error correction is reflected in the financial statements for the year ended March 31, 2009 as follows:

Foreign Exchange Gain (Loss):

Balance per Canadian GAAP	Net reconciliation to US GAAP, as originally stated	Balance per US GAAP, as originally stated	Restatement as a result of the error correction	Balance per US GAAP, as restated

$2,027,804	$(324,995)	$1,702,809	$(310,395)	$1,392,414

4.
We note that your accounting for the convertible debt in accordance with US GAAP for fiscal year 2010 changed from fiscal year 2009. Please provide us with a comprehensive explanation as to how you reflected this change in accounting policy in your reconciliation of net loss under Canadian GAAP to US GAAP. Please also explain why there remains a difference in accounting under Canadian GAAP and US GAAP as of March 31, 2010 for your convertible debt. In this regard, we note the reconciling items for total liabilities under Canadian GAAP versus total liabilities under US GAAP as of March 31, 2010.

For purposes of US GAAP, the accounting for the convertible debt changed from 2009 to 2010 primarily because the guidance of ASC 815-40-15 was applicable for the Company for its fiscal year commencing April 1, 2009. In accordance with the guidance of ASC 815-40-15, the Company reviewed the terms of the convertible notes and determined that they contained down round clauses that allowed for the conversion prices to be reset in certain circumstances which, in turn, violated the fixed-for-fixed criteria of determining whether the embedded conversion feature of convertible debt is indexed to the Company’s stock. Therefore, the Company determined that the embedded conversion feature was required to be bifurcated and recorded as a derivative liability as if the guidance of 815-40-15 was to be applied to these instruments as of the date of their issuance. At each reporting period, the Company re-measures the value of the derivative liability using the Black-Scholes pricing model and records the change in fair value thereon as a charge or credit to the Statement of Operations. In accordance with the guidance of ASC 815-40-15, this accounting policy was applied by virtue of a cumulative adjustment to opening deficit for the effect of the accounting changes had the guidance of ASC 815-40-15 been in place at the time the notes were issued.

Canadian GAAP has no guidance equivalent to ASC 815-40-15 in the authoritative United States GAAP literature with respect to evaluating whether the embedded conversion feature is indexed to the Company’s stock and assessing the fixed-for-fixed criteria; Canadian GAAP does not address down round provisions in convertible instruments. The general rule in Canada is the equity component of a hybrid instrument is separated and shown as separate component of shareholders’ equity. However, the conversion price of the debt was such that it could be settled with a variable number of shares which the Company, after reviewing paragraph 13 of the CICA Handbook Section 3861, determined implied that the embedded conversion feature be recorded as a separate derivative liability. The terms of conversion were such that the debt holder, on conversion, would receive a fixed fair value of common stock in exchange for a fixed amount of principal. The conversion price of the Company’s convertible debt is the lower of $9.18 and 70% of the quoted market price, the debt holder is entitled to receive $1,429 worth of shares for every $1,000 of debt principal ($1,000 / 70%) as long as the Company’s share price remains below $13.11 ($9.18 / 70%).During the year ended March 31, 2010, the Company’s stock price fell within the range of $US0.27 to US$1.98. The value of the derivative liability, under Canadian GAAP, was determined to be the difference between the fair value of the shares to be received on conversion and the face value of the debt.

Based on the foregoing discussion, under US GAAP and by use of the Black-Scholes pricing model, the Company calculated the fair value of the  embedded conversion feature at March 31, 2010 as $US1,374,300 ($CDN 1,400,687)

Under Canadian GAAP, the value of the derivative liability was calculated as:

Debt Principal	A	$US1,323,000
Conversion factor		/ 70%
Fair value of shares to be received	B	$US1,890,000

Fair value of derivative liability (B-A)		$US 567,000
US$ - Canadian $ exchange rate, March 31, 2010		1.00758

Derivative liability, CDN$ - March 31, 2010		$571,296

5.
We note you restated your consolidated financial statements for fiscal 2010 prepared in accordance with both GAAP and US GAAP to correct the functional currency from Canadian dollar to US dollar. Please provide us with a detailed understanding as to how you determined that your functional currency is US dollar for fiscal 2010 but the Canadian dollar for fiscal year 2009. Your explanation should include a detailed explanation of the material change in the operations of your business from fiscal year 2009 as compared to fiscal year 2010. Please also ensure that your explanation addresses the guidance provide in ASC 830-10-55-3-55-7 (Appendix A to SFAS 52) for determining the functional currency.

We examined the criteria found in Canadian GAAP in CICA S1651.10, which is consistent with Appendix A to FAS 52 in US GAAP.   Determination as to the functional currency of the Company and assessment of the exposure of foreign subsidiaries to the parent company’s functional currency is dependent on the exposure of the reporting enterprise to exchange rate changes as determined by the economic facts and circumstances. Professional judgment is required in evaluating the economic factors which determine the exposure of a reporting enterprise to exchange rate changes. In making this determination, matters which would be taken into consideration for 2010 include:

	Considerations	Discussion
A	Are there any factors which would indicate that the cash flows of the reporting enterprise are insulated from or are directly affected by the day-to-day activities of the foreign operation;
The cash flow of the parent company is directly affected by the day-to-day activities of the foreign operation.  This is because although the Company’s subsidiaries have commenced development activity, they have not yet generated a positive cash flow from operations and are still reliant on funding (through future issuances of debt and equity securities) to pay for future development work.  All money raised through debt and equity security issuances are generated through the parent and are denominated in US dollars.
Therefore, based on the cash flow factor the functional currency of the parent company is the US dollar.

B
Sales prices for the foreign operation's products or services are determined more by local competition and local government regulations or more by world-wide competition and international prices and whether such sales prices are primarily responsive on a short-term basis to changes in exchange rates or are immune to such changes;

Not applicable – The Company nor its subsidiaries have yet to generate operating revenue and are still considered to be in the development stage.
C	The sales market for the foreign operation's products and services is primarily outside the reporting enterprise's country or within it	Not applicable – see B above.

D
labor, materials and other costs of the foreign operation's products or services are primarily local costs or whether the foreign operation depends on products and services obtained primarily from the country of the reporting enterprise

The day to day expenses of labour and materials related to development are denominated in the local currency of the subsidiaries (US dollars and UK Pounds).  Costs incurred by the Canadian parent company are incurred in Canadian dollars with exception of debt servicing on USD denominated notes and share-based payments plus commissions relating to USD share transactions.

This would support the US dollar as the functional currency.

E
the day-to-day activities of the foreign operation are financed primarily from its own operations and local borrowings or primarily by the reporting enterprise or borrowings from the country of the reporting enterprise;

The foreign operation is not yet generating revenue and has not yet generated a positive cash flow from operations and is reliant on funding from the reporting entity (through issuances of debt and equity securities) to pay for future R&D work.

As discussed, all money raised through security issuances are generated through the US stock exchange which is done through the Canadian parent.  While proceeds are largely being raised from Canadian investors, because the stock trades only in the US, continuing funding is denominated in US dollars.   Even though the day to day operations of the companies are largely in their respective local currencies (above), the funds used to pay for these expenses are in US dollars as the parent company raises its cash in USD through debt and equity issuances.

This would support the US dollar as the parent entity’s functional currency.

F
there is very little interrelationship between the day-to-day activities of the foreign operation and those of the reporting enterprise or whether intercompany transactions with the reporting enterprise form a dominant part of the foreign operation's activities

There is significant inter-relationship between the foreign operations and the parent company by virtue of the fact that the Canadian parent company provides all financing for the subsidiary via intercompany loans. As discussed above, the foreign operation is not in a position to sustain itself.

Based on the analysis above, the functional currency of the Company for 2010 is the US Dollar.

The most weight was put on the fact that the foreign operations are still reliant on the Canadian parent for financing (through debt and equity security issuances) and all funds from security issuances are raised in the US market in US dollars.

For periods prior to 2010, the Company’s functional currency was the Canadian dollar.

Primary rationale for use the Canadian dollar as a functional currency in 2009 was that the parent company was Canadian and its primary operating environment was the Canadian dollar. The Company fell on hard times with the economic downturn in late 2008/early 2009 to the point where research and development had significantly wound down and a decision was reached to move all research activity going forward to the UK and minimizing US operations.  Further, agreements were reached on March 31, 2009 with various secured and unsecured creditors to restructure the company, cleaning up the balance sheet to allow for additional equity financing.  With Board and management based in Canada, the financing was believed to come from Canadian sources given that most of their investor base was based in Canada.  The position taken focused on the interpretation of CICA Handbook Section 1651.10(e) in regard to local borrowings and investment.  Investment in prior years was generated in the Canadian company from financing efforts performed in Canada from investors in both Canada and the US.  The expectation was for additional financing to continue in Canadian dollars.

Management and the previous auditors determined that throughout the period through March 31, 2009 there was a gradual changing of the functional currency to the US dollar.  With the reduction in the US-based business and restructuring to settle USD-based debentures (the primary vehicle to finance the company over the period through 2006-08) with the intention of raising new equity monies from Canadian sources, fiscal 2009 was determined to not be the year in which the Company deemed a change to be appropriate and should be revisited in 2010.

In 2010, the restructuring did occur, but equity financing did not come from the Canadian sources expected, but rather in the form of US dollars and management decided that the most effective date since there was no formal trigger event for the change would be April 01, 2009

6.	See below explanatory paragraph to be inserted into the amended Form 20F. We also confirm that amended Section 302 and 906 certifications will reference the amended filing.

The following explanation will be inserted into the amended Form 20-F:

“This annual report on Form 20-F for the period ended March 31, 2010 discloses and discusses the change in auditors. However, information relating to Item 16F (a) (1) (v) did not accompany the filing. We are therefore including in this amended Form 20-F the letter as defined in Item 16F (a)(3).  The amended 20-F did not (i) modify or update disclosures in such prior filings or (ii) make revisions to the Notes to the Consolidated Financial Statements.”

Yours sincerely,
VALCENT PRODUCTS INC.

/s/ John N. Hamilton
John N. Hamilton
CFO